SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

GARRETT MOTION INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Matthew Roose, Esq. Michael Littenberg, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  [   ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

1.	Names of reporting persons Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7. Sole voting power	0
	8. Shared voting power	1,389,839*
	9. Sole dispositive power	0
	10. Shared dispositive power	1,389,839*
11.	Aggregate amount beneficially owned by each reporting person	1,389,839*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	1.8%*
14.	Type of reporting person (see instructions)	IA

* Beneficial ownership percentage is based upon 75,788,279 shares of common stock, $0.001 par value per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), issued and outstanding as of October 26, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020. The shares of Common Stock of the Company reported herein are held by Benefit Street Partners Dislocation Fund L.P. (as to 240,510 shares), Benefit Street Partners Dislocation Fund (Cayman) Master L.P. (as to 359,000 shares), BSP Special Situations Master A L.P. (as to 740,329 shares), BSP Credit Solutions Fund, LP (as to 50,000 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of November 12, 2020, the BSP Funds collectively held 1,389,839 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,389,839 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 1.8% of the shares of Common Stock of the Company deemed issued and outstanding as of November 12, 2020.

CUSIP No. 366505105

1.	Names of reporting persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7. Sole voting power	0
	8. Shared voting power	1,389,839*
	9. Sole dispositive power	0
	10. Shared dispositive power	1,389,839*
11.	Aggregate amount beneficially owned by each reporting person	1,389,839*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
	Percent of class represented by amount in Row (11)	1.8%*
14.	Type of reporting person (see instructions)	IN

* Beneficial ownership percentage is based upon 75,788,279 shares of common stock, $0.001 par value per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), issued and outstanding as of October 26, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020. The shares of Common Stock of the Company reported herein are held by Benefit Street Partners Dislocation Fund L.P. (as to 240,510 shares), Benefit Street Partners Dislocation Fund (Cayman) Master L.P. (as to 359,000 shares), BSP Special Situations Master A L.P. (as to 740,329 shares), BSP Credit Solutions Fund, LP (as to 50,000 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of November 12, 2020, the BSP Funds collectively held 1,389,839 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,389,839 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 1.8% of the shares of Common Stock of the Company deemed issued and outstanding as of November 12, 2020.

CUSIP No. 366505105

Item 1.	Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at La Pièce 16, Rolle, Switzerland, 1180.

Item 2.	Identity and Background.
(a)
This Schedule 13D is being jointly filed by (i) Benefit Street Partners L.L.C. (“BSP”) and (ii) Thomas J. Gahan. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D relates to the Common Stock of the Issuer beneficially owned by certain funds to which BSP serves as investment adviser (the “BSP Funds”). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As a result, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of BSP and Mr. Gahan may be deemed to beneficially own the shares of the Issuer’s Common Stock reported herein.

(b)	The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.
(c)	The principal business of the Reporting Persons is investment and/or investment management.
(d)
The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BSP is a limited liability company organized under the laws of the State of Delaware. Mr. Gahan is a citizen of the United States.

CUSIP No. 366505105

Item 3.	Source and Amount of Funds or Other Consideration.
The source of funds for the purchase of the shares of Common Stock reported herein was the working capital of the BSP Funds. A total of $3,230.815.10 was paid to acquire the shares of Common Stock purchased.

Item 4.	Purpose of Transaction.
Oaktree Capital Management, L.P., Centerbridge Partners, L.P., (together with Oaktree Capital Management, L.P., the “Plan Sponsors”), Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, IngleSea Capital, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital (Master), L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Additional Investors”), Benefit Street Partners L.L.C., AllianceBernstein L.P.,  Diameter Capital Partners LP, KSAC Europe Investments S.á.r.l., Lord, Abbett & Co LLC, P. Schoenfeld Asset Management LP, Robeco Institutional Asset Management B.V., (collectively, the “Initial Consenting Noteholders”) and Honeywell International Inc. (“Honeywell”) have entered into a Second Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Second Amended Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Plan”) to the Debtors (as defined in the Second Amended Coordination Agreement).
Under the Second Amended Coordination Agreement, (i) the Plan Sponsors have agreed to offer to provide a new money debtor-in-possession term loan facility in a principal amount of up to $200 million (the “DIP Facility”), on terms set forth in a new credit agreement and (ii) the reorganized Company shall issue shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) at a purchase price of up to approximately $1.15 billion in the aggregate.
The Plan contemplates, among other things:
•	payment in full in cash of the Debtors’ debtor in possession financing that remains outstanding;
•	the payment in full in cash of all outstanding principal and accrued interest under the Debtors’ senior secured credit facility at the contractual non-default rate to the Effective Date;
•
the payment in full in cash of all outstanding principal and accrued and unpaid interest under the Debtors’ 5.125% senior notes due 2026 (the “Senior Notes”) at the contractual non-default rate to the Effective Date plus $15,000,000 on account of claims arising under, derived from, or based on the Applicable Premium (as defined in the indenture for the Senior Notes);

CUSIP No. 366505105

•
in full and final satisfaction and in exchange for each claim of Honeywell arising under that certain Indemnification and Reimbursement Agreement, dated September 12, 2018, by and among Honeywell ASASCO Inc., Honeywell ASASCO 2 Inc., and Honeywell and that certain Indemnification Guarantee Agreement, dated as of September 27, 2018, by and among Honeywell ASASCO 2 Inc., as payee, Garrett ASASCO Inc., as payor, and certain subsidiary guarantors as defined therein (collectively, the “Indemnification Agreements”) and that certain Tax Matters Agreement by and among Garrett, Honeywell, Honeywell ASASCO Inc., and Honeywell ASASCO 2 Inc. (the “Tax Matters Agreement”), Honeywell shall receive: (a) an initial payment of $275 million in cash on the Effective Date (the “Initial Payment”); and (b) new series B preferred stock of the reorganized Company, which shall provide for $1.175 billion in total payments to Honeywell through December 31, 2034, unless repaid earlier on the terms and conditions set forth in the term sheet;

•	(a) the payment in full in cash of all allowed general unsecured claims against the Debtors, (b) the reinstatement of such claims, or (c) such other treatment rendering such claims unimpaired; and
•	the reinstatement of the Common Stock.
The Second Amended Coordination Agreement may be terminated upon the occurrence of certain events set forth in the Second Amended Coordination Agreement.
Based on information provided by the Plan Sponsors, Honeywell, the Additional Investors and the Initial Consenting Noteholders, the Reporting Persons believe that the Reporting Persons’ holdings, if taken together with what the Reporting Persons currently understand to be the holdings of the Plan Sponsors, Honeywell, the Additional Investors and the other Initial Consenting Noteholders, would represent beneficial ownership in the aggregate of approximately 54.1% of the outstanding shares of Common Stock as of the date of this report. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by the Plan Sponsors, Honeywell, the Additional Investors and the other Initial Consenting Noteholders. The Reporting Persons anticipate that the Plan Sponsors, Honeywell, the Additional Investors and the other Initial Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by such persons. This filing should not be construed to be an admission that any of the Reporting Persons and the Plan Sponsors, Honeywell, the Additional Investors or the other Initial Consenting Noteholders are members of a “group” for the purposes of Sections 13(d) of the Act.
The foregoing description of the Second Amended Coordination Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Second Amended Coordination Agreement, which is filed as Exhibit II attached hereto.
Except as otherwise set forth herein, the Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 366505105

Item 5.	Interest in Securities of the Issuer.
(a)
As of the date of this statement, the Reporting Persons beneficially own 1,389,839 shares of Common Stock in the aggregate, representing 1.8% of the 75,788,279 outstanding shares of Common Stock, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

(b)
The Reporting Persons have shared voting power and shared investment power with respect to the shares of Common Stock beneficially owned by the Reporting Persons pursuant to the relationships described in Item 2(a).

(c)
During the past 60 days, none of the Reporting Persons has effected any transactions in the shares of Common Stock, except as set forth below. All of the transactions in the Common Stock listed below were traded in the ordinary course over The OTC Markets.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
9/14/2020	Purchase	64,252	$3.13
9/15/2020	Purchase	235,748	$3.20
9/17/2020	Purchase	200,000	$2.61
9/18/2020	Purchase	200,000	$2.21
9/22/2020	Purchase	25,000	$1.55
9/22/2020	Purchase	600,000	$1.81
9/25/2020	Purchase	114,839	$1.50
9/29/2020	Purchase	356	$2.32
9/29/2020	Sale	356	$2.32
9/30/2020	Sale	50,000	$3.22
11/3/2020	Purchase	356	$2.32
11/3/2020	Sale	356	$2.32

(d)
No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 366505105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The BSP Funds hold an aggregate $9,452,000 principal amount of the Issuer’s 5.13% Senior Notes due October 15, 2026.
Other than the transaction described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1.	Joint Filing Agreement.
2.
Second Amended and Restated Coordination Agreement, dated November 2, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.'s Amendment No. 3 to Schedule 13D filed on November 4, 2020).

CUSIP No. 366505105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  November 12, 2020

BENEFIT STREET PARTNERS, L.L.C.
By: /s/ Bryan R. Martoken
Name: Bryan R. Martoken Title: Authorized Signatory /s/ Thomas J. Gahan
Thomas J. Gahan

CUSIP No. 366505105
Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.001 par value per share, of Garrett Motion Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit 1 to such Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement this 12th day of November, 2020.

Date:  November 12, 2020

BENEFIT STREET PARTNERS, L.L.C.
By: /s/ Bryan R. Martoken
Name: Bryan R. Martoken Title: Authorized Signatory /s/ Thomas J. Gahan
Thomas J. Gahan